October 2, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

       Re: Wiley Area Development LLC
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed September 19, 2019
           File No. 024-11010

Dear Mr. Wiley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2019 letter.

Amendment 3 to Form 1-A

Financial Statements for the Period Ended June 30, 2019, page 127

1. Please be advised that interim financial statements required by (b)(3) of Part F/S must cover not only the first six months of your current fiscal year but the corresponding period of the preceding fiscal year as well. We note that your interim financial statements do not include the corresponding period for fiscal 2018. Please revise your interim financial statements accordingly.
 Byron C. (Chris) Wiley
Wiley Area Development LLC
October 2, 2019
Page 2

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameByron C. (Chris) Wiley                 Sincerely,
Comapany NameWiley Area Development LLC
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